28 February 2002

File No. 82-4511

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

SUPPL

RECD S.E.C.
MAR 5 2002
080

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release: results for fourth quarter and preliminary results for full 2001

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Sincerely yours,

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Ing. Cavallini
Interpump Group S.p.A.

dlw 3/6

LO_DOCS\74766.11[W2000]

PRESS RELEASE

Interpump Group announces results for fourth quarter and preliminary results for full 2001

NET PROFIT UNDERGOES FIRM GROWTH IN FOURTH QUARTER 2001: UP 42.3% TO 6.4 MILLION EUROS

OPERATING YEAR 2001 PRELIMINARY RESULTS: NET PROFIT: +12.7% TO 21.4 MILLION EUROS NET REVENUES: +3.5% TO 426.1 MILLION EUROS ADJUSTED NET PROFIT PER SHARE: +9.6% TO 0.401 EUROS

Interpump Group, world leader for piston pumps and oil-pressure power takeoffs, announces 2001 fiscal year preliminary results showing an increasing turnover and a net profit with strong growth.

The company's Managing Director, Giovanni Cavallini, said: "Operating within an international economic cycle that has been especially tough, the Interpump Group has continued to prove its competitive strength in the world markets while growing without interruption, both in terms of revenues and profitability. For 2002 we predict a further growth in turnover, as well as a profitability in line with the past years ".

Milan, 12 February 2002 - **Interpump Group** has today released its results for the fourth quarter of 2001 and preliminary results for full operating year 2001, said results being positive and once again highlighting uninterrupted growth both in terms of revenues and profitability.

FOURTH QUARTER 2001

Fourth quarter 2001 saw the group's **net profit enjoy firm growth as it advanced by 42.3% to reach 6.4 million euros**, up on the amount recorded in the same quarter of the year 2000 (4.5 million euros). Net revenues amounted to 99.7 million euros (98.4 million euros in fourth quarter 2000).

The group posted a **gross operating margin** of 15.9 million euros (15.7 million euros in the fourth quarter of 2000).

Operating profit amounted to 12.3 million euros (12.2 million euros in the fourth quarter of the year 2000).

YEAR 2001 PRELIMINARY RESULTS

The year 2001 once again witnessed the Interpump Group's balance-sheet strength and financial solidity, along with its international competitiveness and ability to expand. Since it was first listed on the Stock Exchange (1996), the group's sales have more than doubled (from 199.6 million euros to 426.1 million euros), the gross operating margin has doubled (from 40.7 million euros to 81.4 million euros) and net profit has almost trebled (from 7.6 million euros to 21.4 million euros). The Interpump Group, world leader for pressure pumps and oil-pressure power takeoffs, grew not only in terms of internal product lines, but also in terms of acquisitions

INTERPUMP GROUP S.p.A. - Via E. FERMI, 25 - 42040 S. ILARIO - REGGIO EMILIA (ITALY) - TEL. +39.522.904311
FAX. +39.522.904444 - E-mail ***info@interpumpgroup.it***
CAP . SOC. Euro 42.703.440 I.V. - REG. IMPRESE R.E. N. 117217 - C.C.I.A.A. R.E.A. N. 204185 - COD.FISCALE 11666900151 - PARTITA IVA IT 01682900350

made; between 1997 and the present day, the group has successfully wrapped up nine acquisitions. The geographic variety of the markets in which the group operates and the complementary nature of the three sectors of activity, are the basis for the group's strong development and maintenance of high profitability.

In the year 2001, **net revenues amounted to 426.1 million euros, up 3.5%** on the 411.7 million euros recorded for the previous operating year, while foreign sales in the year 2001 accounted for 72% of total revenues. The **gross operating margin grew by 1.9%** to **81.4 million euros** (compared to 79.8 million euros the previous year), while **net profit advanced by 12.7% to reach 21.4 million euros** (compared to the 19.0 million euros posted in the year 2000).

Consolidated equity increased to 182.8 million euros (**+12.8%**), from 162.0 million euros in the year to 31 December 2000.

Net borrowing remained more or less unchanged on the previous year, standing at 176.4 million euros (against 177.1 million euros in the year 2000), in spite of the significant investments made with a view to increasing the future development of the group (24.8 million euros). Borrowing was successfully contained thanks to the group's high **cashflow from earnings** (47.2 million euros), largely in line with the 47.9 million euros recorded the previous operating year).

Net profit per share, adjusted as a result of the amortisation of goodwill and based on the weighted average number of shares, increased by **9.6%** to reach **0.401** euros. The **ROCE** (Return on Capital Employed net of own shares) reached **20.4%** and the **ROE** (Return on Equity, the sum of net profit, amortization of goodwill and of minority interests, in relation to the consolidated equity) reached **20%.**

The group's **Cleaning Sector**, accounting for 45% of net consolidated revenues for the year and the group's main area of activity, reported an **8.5% rise in sales** (up 4.2% had the consolidation structure remained unchanged between the two years).

The group's **Oil Pressure Sector** reported a **0.7% increase in sales,** in spite of the troubled times undergone by the North American market, where the Interpump Group is the number two producer of power takeoffs for equipment used in respect of industrial vehicles. Last July in Italy, the Group acquired control of Hydroven, a company that was previously 36%-owned, thereby strengthening its competitive position within the sector.

The group's **Industrial Sector** instead suffered a 2.9% contraction, due to both the contractions sustained by the North American market (the group's key market for high-pressure pumps), which was to some extent offset by the growth enjoyed in other countries, and the fall undergone by the sale of electrical motors.

The company's Managing Director, Giovanni Cavallini, said: "Operating within an international economic cycle that has been especially tough, the Interpump Group has continued to prove its competitive strength in the world markets while growing without interruption, both in terms of revenues and profitability. For 2002 we predict a further growth in turnover, as well as a profitability in line with the past years ".

For further information: Moccagatta Associati - Tel.: 02/86451419

Financial statements

Reclassified consolidated income statements of the fourth quarter	*Fourth quarter 2001* **€/000**	*%*	*Fourth quarter 2000* **€/000**	*%*
Net revenues	**99,652**	**100.0**	**98,354**	**100.0**
Purchases, net of changes in inventories	(44,141)		(45,849)	
Gross industrial margin	**55,511**	**55.7**	**52,505**	**53.4**
Personnel expenses	(20,448)		(18,918)	
Other operating costs	(19,188)		(17,853)	
Gross operating profit	**15,875**	**15.9**	**15,734**	**16.0**
Operating depreciation and amortisation	(3,600)		(3,560)	
Operating profit	**12,275**	**12.3**	**12,174**	**12.4**
Amortisation of goodwill	(2,348)		(2,365)	
Amortisation of acquisition and listing cost	-		(400)	
Amortisation of the consolidation difference allocated to buildings	(52)		(52)	
Financial income (charges), net	(2,284)		(2,261)	
Financial discounts granted to clients	(494)		(380)	
Adjustment of value of investments according to the equity method	(846)		(147)	
Extraordinary income (charges), net and adjustments to financial fixed assets	(981)		(438)	
Profit for the period before taxes and minority interests	**5,270**	**5.3**	**6,131**	**6.2**
Income taxes	3,003		(687)	
Net profit before minority interests	**8,273**	**8.3**	**5,444**	**5.5**
Minority interests	(1,867)		(943)	
Net profit for the period	**6,406**	**6.4**	**4,501**	**4.6**

Reclassified consolidated income statements (twelve months)	*31/12/2001* **€/000** *(twelve months)*	*%*	*31/12/2000* **€/000** *(twelve months)*	*%*
Net revenues	**426,075**	**100.0**	**411,673**	**100.0**
Purchases, net of changes in inventories	(192,803)		(189,091)	
Gross industrial margin	**233,272**	**54.7**	**222,582**	**54.1**
Personnel expenses	(78,054)		(74,845)	
Other operating costs	(73,855)		(67,926)	
Gross operating profit	**81,363**	**19.1**	**79,811**	**19.4**
Operating depreciation and amortisation	(13,811)		(12,655)	
Operating profit	**67,552**	**15.9**	**67,156**	**16.3**
Amortisation of goodwill	(9,348)		(9,046)	
Amortisation of acquisition and listing cost	-		(1,666)	
Amortisation of the consolidation difference allocated to buildings	(208)		(208)	
Financial income (charges), net	(10,515)		(9,077)	
Financial discounts granted to clients	(1,798)		(2,266)	
Adjustment of value of investments according to the equity method	(1,207)		291	
Extraordinary income (charges), net and adjustments to financial fixed assets	(168)		(192)	
Profit for the period before taxes and *minority interests*	**44,308**	**10.4**	**44,992**	**10.9**
Income taxes	(17,089)		(20,941)	
Net profit before minority interests	**27,219**	**6.4**	**24,051**	**5.8**
Minority interests	(5,786)		(5,035)	
Net profit for the period	**21,433**	**5.0**	**19,016**	**4.6**

Reclassified consolidated balance sheets

	31/12/2001 €/000	%	30/09/2001 €/000	%	31/12/2000 €/000	%
Trade receivables	90,371		86,123		87,606	
Inventories	88,337		88,248		87,483	
Prepayment and accrued income within one year	1,786		2,986		2,327	
Other receivables, net of deferred tax assets	7,043		9,671		4,359	
Trade payables	(68,768)		(61,327)		(66,551)	
Tax payables due within one year	(9,477)		(17,278)		(10,505)	
Other current liabilities, net of payables for acquisition of equity investments	(10,832)		(11,509)		(10,497)	
Accrued expenses, net of interest charges	(596)		(906)		(907)	
Opening net operating working capital	**97,864**	**27.2**	**96,008**	**27.9**	**93,315**	**27.5**
Tangible fixed assets	88,783		79,524		76,719	
Goodwill	140,238		142,614		146,565	
Treasury stock	25,726		25,071		23,866	
Other financial fixed assets	10,792		11,038		10,653	
Other non current assets	23,345		16,471		18,604	
Provisions	(8,643)		(7,365)		(8,263)	
Staff severance indemnities	(13,379)		(13,106)		(12,156)	
Payables for acquisition of equity investments	(516)		(1,523)		(3,038)	
Other non current liabilities	(4,999)		(4,905)		(7,171)	
Total net fixed assets	**261,347**	**72.8**	**247,819**	**72.1**	**245,779**	**72.5**
Total capital employed	**359,211**	**100.0**	**343,827**	**100.0**	**339,094**	**100.0**
Financed by:						
Share Capital	42,778		42,777		42,630	
Retained earnings	95,783		95,105		82,351	
Profit for the period	21,433		15,027		19,016	
Total shareholders' equity for the Group	159,994		152,909		143,997	
Minority interests	22,788		20,883		18,010	
Total consolidated shareholders' equity	**182,782**	**50.9**	**173,792**	**50.5**	**162,007**	**47.8**
Cash on hand	(23,181)		(47,059)		(48,773)	
Payables to banks within one year	32,817		18,767		29,693	
Current portion of medium/long term financing	63,728		78,474		70,810	
Accrued interests	1,273		3,135		1,197	
Total short term indebtedness	74,637		53,317		52,927	
Medium/long-term financing	101,792		116,718		124,160	
Total net indebtedness	**176,429**	**49.1**	**170,035**	**49.5**	**177,087**	**52.2**
Total sources of financing	**359,211**	**100.0**	**343,827**	**100.0**	**339,094**	**100.0**